The Hillman Companies, Inc.

10590 Hamilton Avenue

Cincinnati, Ohio 45231

September 24, 2010

Mr. Jeffrey Gordon

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Re:	The Hillman Companies, Inc.
Item 4.01 Form 8-K Filed September 17, 2010
File No. 1-13293

Dear Mr. Gordon

We are writing in response to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to me, James P. Waters, Chief Financial Officer of The Hillman Companies, Inc. (the “Company”), dated September 21, 2010 (the “Comment Letter”) regarding the above referenced filing. The Staff’s comments and related responses from the Company are set forth below and are keyed to the sequential numbering of the comments used in the Comment Letter. This response letter is being submitted concurrently with the filing by the Company of amendment to the above filing (such filing, the “Form 8-K/A”) to address the Staff’s comments in the Comment Letter.

In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Gordon

U.S. Securities and Exchange Commission

September 24, 2010

1.	Please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

Response to Comment 1

The Company has revised its disclosure to state that the former accountant’s reports on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Please see the second paragraph of the disclosure contained in Item 4.01(a) of the Form 8-K/A.

2.	The disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements) in connection with its reports, or whether there were any reportable events. Your current disclosure related to disagreements and reportable events only covers the period through June 30, 2010. Please revise accordingly.

Response to Comment 2

The Company has revised its disclosure to address the Staff’s comment. Please see the third and fourth paragraphs of the disclosure contained in Item 4.01(a) of the Form 8-K/A.

3.	Please revise your disclosure in an amended Form 8-K to disclose whether you consulted your new accountant during your two most recent fiscal years and the subsequent interim period through the date of engagement, which is September 13, 2010. Your current disclosure only covers the period through June 30, 2010.

Response to Comment 3

The Company has revised its disclosure to address the Staff’s comment. Please see the second paragraph of the disclosure contained in Item 4.01(b) of the Form 8-K/A.

Mr. Jeffrey Gordon

U.S. Securities and Exchange Commission

September 24, 2010

4.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to Comment 4

In connection with the filing of the Form 8-K/A to reflect the Staff’s comments, the Company has provided Grant Thornton LLP (“GT”) with a copy of the disclosures contained in the Form 8-K/A and has requested and obtained an updated letter from GT stating that GT agrees with the statements made by the Company therein. A copy of such letter is attached as Exhibit 16.1 to the Form 8-K/A.

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If you have any questions concerning the above responses, please do not hesitate to contact me at (513) 851-4900.

Your very truly,

/s/ James P. Waters
James P. Waters